Exhibit 99.3

Descartes Acquires Customs Info

Acquisition Adds Comprehensive Trade Data Content to the Global Logistics Network™

WATERLOO, Ontario, June 2, 2014 – Descartes Systems Group (TSX:DSG)(Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce operating the Global Logistics Network (GLN), acquired Customs Info LLC, a leading US-based provider of trade data content to power Global Trade Management (GTM) systems and streamline global trade automation.

Customs Info provides comprehensive trade data and related research tools to more than 800 multi-national shippers to help them reduce operating costs, improve customs compliance, and accelerate supply chain speed. This trade data populates GTM systems, including SAP GTS and Oracle GTM, and includes trade tariffs, duties, regulations, trade agreements, rules of origin and other trade-related content. Customs Info also provides one of the leading on-line global trade research tools used by thousands of trade professionals, as well as a SaaS-delivered classification solution to help trade professionals and multi-national shippers quickly build and easily maintain complex classification databases for their operations around the world. Customs Info also provides duty and tax content to some of the world’s largest e-commerce sites.

"The Global Logistics Network is the logical place for multi-national shippers, logistics intermediaries and transportation carriers to look to source, collaborate on and supply trade data," said Edward J. Ryan, Descartes’ CEO. "Over 10,000 customers use the GLN to manage and execute shipments every day. Now, by combining trade data with that trade flow, our customers can expand their use of the GLN to also strategically plan and manage their delivery and supply chains.”

“With highly-recurring subscription revenues and close relationships with GTM system providers, Customs Info has been a high-growth, premium business and is the sensible platform for this expansion of the Global Logistics Network’s utility and relevance to the shipper community," said Scott Pagan, Descartes’ President & Chief Operating Officer. “As Customs Info continues to invest in expanding its market-leading trade data, currently covering over 160 countries, our immediate focus is to connect Customs Info to the GLN and broader Descartes Community.”

Customs Info is headquartered in Salt Lake City, Utah. Descartes acquired Customs Info for up-front consideration of US $41.5 million, net of working capital, plus potential performance-based consideration. The up-front consideration is comprised of $36.1 million in cash, $20 million of which was drawn from Descartes’ existing acquisition line of credit, and 416,437 Descartes common shares, which are subject to certain restrictions on resale. The maximum amount payable under the all-cash performance-based earn-out is $3.9 million, based on Customs Info achieving revenue-based targets in calendar 2014. Any earn-out is expected to be paid in fiscal 2016.

The Descartes Systems Group Inc.   |   TSX: DSG |NASDAQ: DSGX    |   120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495   |   Int‘l 519.746.8110   |   info@descartes.com   |   www.descartes.com

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 172,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Customs Info
For more information about Customs Info, visit www.customsinfo.com.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; Descartes’ expected benefits from the acquisition of the Customs Info business and opportunities for that business to invest and grow and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully integrate Customs Info and realize its expected benefits; and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

The Descartes Systems Group Inc.   |   TSX: DSG |NASDAQ: DSGX    |   120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495   |   Int‘l 519.746.8110   |   info@descartes.com   |   www.descartes.com